333-103711

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)             X

J. P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

95-4655078
(State of incorporation if not a national bank)	(I.R.S. employer identification No.)

1999 Avenue of the Stars – Floor 26
Los Angeles, CA	90067
(Address of principal executive offices)	(Zip Code)

William H. McDavid

General Counsel

270 Park Avenue

New York, New York 10017

Tel: (212) 270-2611

(Name, address and telephone number of agent for service)

WELLS FARGO & COMPANY

(Exact name of obligor as specified in its charter)

Delaware	41-0449260
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification No.)

420 Montgomery Street San Francisco, California	94163

Guarantee for 5.625% Trust Originated Preferred Securities

Item 1.	General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C.
Board of Governors of the Federal Reserve System, Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the Obligor is an affiliate of the trustee, describe each such affiliation.

None.

No responses are included for Items 3-15 of this Form T-1 because the Obligor is not in default as provided under Item 13.

Item 16.	List of Exhibits.

List below all exhibits filed as part of this statement of eligibility.

Exhibit 1.	Articles of Association of the Trustee as Now in Effect (see Exhibit 1 to Form T-1 filed in connection with Form 8K of the Southern California Water Company filing, dated December 7, 2001, which is incorporated by reference).

Exhibit 2.	Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

Exhibit 3.	Authorization of the Trustee to Exercise Corporate Trust Powers (contained in Exhibit 2).

Exhibit 4.	Existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Form 8K of the Southern California Water Company filing, dated December 7, 2001, which is incorporated by reference).

Exhibit 5.	Not Applicable

2

Exhibit 6.	The consent of the Trustee required by Section 321 (b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

Exhibit 7.	A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not Applicable

Exhibit 9.	Not Applicable

3

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, J. P. Morgan Trust Company, National Association, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of San Francisco, and State of California, on the 1st day of April, 2004

J. P. Morgan Trust Company, National Association

By	/s/ Sharon McGrath

Sharon McGrath Authorized Officer

4

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank

of 270 Park Avenue, New York, New York 10017

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business September 30, 2003, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

ASSETS		Dollar Amounts in Millions
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$17,578
Interest-bearing balances		9,823
Securities:
Held to maturity securities		210
Available for sale securities		57,792
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices		9,491
Securities purchased under agreements to resell		91,241
Loans and lease financing receivables:
Loans and leases held for sale		35,681
Loans and leases, net of unearned income	$170,168
Less: Allowance for loan and lease losses	3,448
Loans and leases, net of unearned income and allowance		166,720
Trading Assets		178,938
Premises and fixed assets (including capitalized leases)		6,057
Other real estate owned		110
Investments in unconsolidated subsidiaries and associated companies		732
Customers’ liability to this bank on acceptances outstanding		260
Intangible assets
Goodwill		2,198
Other Intangible assets		4,096
Other assets		57,193
TOTAL ASSETS		$638,120

LIABILITIES
Deposits
In domestic offices		$188,866
Noninterest-bearing	$76,927
Interest-bearing	111,939
In foreign offices, Edge and Agreement subsidiaries and IBF’s		124,493
Noninterest-bearing	$6,439
Interest-bearing	118,054
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		4,679
Securities sold under agreements to repurchase		82,206
Trading liabilities		136,012
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		24,937
Bank’s liability on acceptances executed and outstanding		260
Subordinated notes and debentures		8,040
Other liabilities		31,270
TOTAL LIABILITIES		600,763
Minority Interest in consolidated subsidiaries		358

EQUITY CAPITAL
Perpetual preferred stock and related surplus		0
Common stock		1,785
Surplus (exclude all surplus related to preferred stock)		16,306
Retained earnings		18,875
Accumulated other comprehensive income		33
Other equity capital components		0
TOTAL EQUITY CAPITAL		36,999

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL		$638,120

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

WILLIAM B. HARRISON, JR. )

LAWRENCE A. BOSSIDY )     DIRECTORS

ELLEN V. FUTTER )